UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

. . . . . . . . . . . . . . . . . . . . . . . . . .
                                                  .
In the Matter of                                  .
                                                  .
ENTERGY ARKANSAS, INC.                            .
ENTERGY LOUISIANA, INC.                           .
ENTERGY MISSISSIPPI, INC.                         .
ENTERGY NEW ORLEANS, INC.                         .
                                                  .
      File No. 70-5015                            .
      ________________                                 CERTIFICATE
                                                       PURSUANT TO
      In the Matter of                                 RULE 24
                                                  .
SYSTEM FUELS, INC.                                .
SYSTEM ENERGY RESOURCES, INC.                     .
ENTERGY ARKANSAS, INC.                            .
ENTERGY LOUISIANA, INC.                           .
ENTERGY MISSISSIPPI, INC.                         .
ENTERGY NEW ORLEANS, INC.                         .
                                                  .
      File No. 70-5889                            .
      ________________                            .
                                                  .
                                                  .
    (Public Utility Holding Company Act of 1935)  .
.. . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the second quarter ended June 30, 2005 pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

Expenditures for SFI's fuel program for 2005 during the 2nd quarter are indicated below:

	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
2005 Fuel Supply Program:
1. Gas and Oil Development and Production	$ 0	$ 0
2. Nuclear Fuel Procurement	33,608	27,598
3. Fuel Oil Program	(11,726)	(11,193)

TOTAL EXPENDITURES	21,882	16,405

Less funds derived through
Amortization & depreciation
Charges
Amortization of Gas & Oil
Development & Production Costs	0	0
Depreciation & Other
Amortization	0	0

TOTAL depreciation & amortization	0	0

Net Expenditures	21,882	16,405

(Increase) decrease in:
Outside financing
System Money Pool borrowings	9,246	(46,956)

TOTAL (increase) decrease
in borrowings	9,246	(46,956)

Increase (decrease) in working
Capital	$(31,128)	$ 30,551

1. Gas and Oil Development and
Production
	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Gas and Oil Development
and Production	$ 0	$ 0

Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

As of September 30, 2003, there are no remaining proceeds at SFI for the continuing shutdown activities.

Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:
	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Sales to non-System parties:
Natural gas	$ 0	$ 0
Condensate	0	0
Crude oil	0	0

TOTAL	0	0
Miscellaneous income (including
sale of assets)	0	0
TOTAL	0	0

General and administrative
Expense	0	0
Operating expense	0	0
Interest expense	0	0
Amortization adjustment	0	0

Net proceeds	$ 0	$ 0

2. Nuclear Fuel Procurement

	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Nuclear Fuel Procurement	$33,608	$27,598

	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Activities during the period:
Expenditures for nuclear
Materials and processing
Services	$11,695	$ 45,661
General and administrative
Expense	80	226
Interest expense	153	322

TOTAL	11,928	46,209
Sales of nuclear materials and
Processing services to
System companies	21,747	62,038

Net effect on inventory	$(9,819)	$(15,829)
3. Fuel Oil Program

	Net Expenditures (In Thousands)
	2nd Quarter	Year-To-Date
Fuel Oil Inventory	$(11,726)	$(11,194)

a) Fuel Oil Inventory:
	Barrels	Book Value
Inventory as of:	(In Thousands)

June 30, 2005	1,576	50,087
March 31, 2005	2,065	61,814
December 31, 2004	1,936	61,281
September 30, 2004	2,015	61,002
June 30, 2004	2,177	65,154

	During 2nd Quarter
	Barrels	Value
Sales price per barrel
to System companies
Excluding period cost:
#2 Fuel Oil	36,571	46.70
#6 Fuel Oil	898,602	29.69

4. Other Items:

a) As of June 30, 2005, SFI's outstanding debt and Parent Companies investment consisted of:
Parent Companies:	In Thousands
Common Stock	$ 20
Notes payable	34,000
TOTAL	34,020
System Money Pool	46,956
Banks	0

TOTAL	$80,976

b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 2nd quarter of 2005, SFI was billed by Entergy Services for the following amounts:
	April	May	June	Total 2nd Qtr
Cost of service charged
to Service Requests
established to track
cost of functions
previously performed by
SFI personnel:

Direct Cost:
Labor and related
Cost	$ 9,173	$ 4,186	$ 8,500	$ 21,859
Other direct cost	2,272	1,347	4,491	8,110
Indirect Cost	2,070	968	3,625	6,663
TOTAL	13,515	6,501	16,616	36,632

Cost of services charged
to Service Requests not
Related to transfer of
SFI personnel:	61,125	94,319	88,676	244,120

Total cost of services
performed by Entergy
Services	$74,640	$100,820	$105,292	$280,752

Amounts billed to
Operating Companies for
The Fuel Oil Program*	$59,443	$ 67,046	$ 84,540	$211,029

Charged to Nuclear Fuel
Procurement	15,197	33,774	20,752	69,723

TOTAL	$74,640	$100,820	$105,292	$280,752

* Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 2nd quarter of 2005, such Fuel Oil Program period costs were allocated 9.77% to ENTERGY ARKANSAS, INC., 50.43% to ENTERGY LOUISIANA, INC., 28.12% to ENTERGY MISSISSIPPI, INC., and 11.68% to ENTERGY NEW ORLEANS, INC.

c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 29th of July 2005.

ENTERGY ARKANSAS, INC. ENTERGY LOUISIANA, INC. ENTERGY MISSISSIPPI, INC. ENTERGY NEW ORLEANS, INC. SYSTEM ENERGY RESOURCES, INC.
BY:/s/ Nathan E. Langston Nathan E. Langston Senior Vice President and Chief Accounting Officer

SYSTEM FUELS, INC.

BY:/s/Steven C. McNeal Steven C. McNeal Vice President and Treasurer